■ EX-99.1
RESPONSE TO THE REQUESTED DISCLOSURE FROM KRX Regarding
POSCO’s Investment plan in Macarthur Coal Limited
POSCO signed an agreement with Ken Talbot Investments Pty Ltd to acquire a 10% stake in Macarthur Coal Limited for secure procurement of coal.
The agreement is subject to the approval of POSCO’s Board of Directors’ meeting.
The final decision of acquiring a stake in Macarthur Coal Limited will be made at POSCO’s Board of Directors’ meeting.
When any other decision is made, we will disclose immediately.